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CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Shares, par value $0.01 per share	10,798,192	$59.40	$641,412,604.80	$45,732.72

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and the low sale prices for Bunge Limited common shares as reported on the New York Stock Exchange on February 16, 2010.

(2)
Pursuant to Rule 457(p) under the Securities Act, filing fees of $142,674, of which $63,739.32 remains available, were previously paid with respect to the common shares that were previously registered pursuant to the Registrant's registration statement on Form S-4 (SEC File No. 333-152781), initially filed on August 5, 2008, and which was withdrawn on November 20, 2008. Those fees have been carried forward for application in connection with offerings under this Registration Statement. Pursuant to Rule 457(p), $45,732.72 of the unused filing fees have been applied to payment of the Registration Fees pursuant to this Registration Statement, and after application of the $45,732.72 Registration Fees due in connection with this Registration Statement, $18,006.60 remains available for payment of future registration fees.

Filed pursuant to Rule 424(b)(7)
Regisration No. 333-165000

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 19, 2010

10,798,192 Shares

Bunge Limited

Common Shares

        This prospectus supplement relates to the sale of up to 10,798,192 of our common shares, which may be offered for sale from time to time by the shareholders named under the heading "Selling Shareholders" beginning on page S-1, whom we refer to as the selling shareholders. We do not know when or in what amounts a selling shareholder may offer our common shares for sale. The selling shareholders may sell all, some or none of our common shares offered by this prospectus supplement.

        The selling shareholders acquired our common shares in connection with the Exchange Transactions described under "Moema Group Transactions" in the accompanying prospectus. We are registering the offer and sale of the common shares to satisfy registration rights we have granted to the selling shareholders. See "Moema Group Transactions" in the accompanying prospectus.

        Investing in our common shares involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

        We are not selling any securities under this prospectus or any supplement to this prospectus and will not receive any of the proceeds from the sale of common shares by the selling shareholders.

        Our common shares are listed on The New York Stock Exchange under the symbol "BG." The last reported sale price on February 18, 2010 was $61.21 per share.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2010

PROSPECTUS

i

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements to encourage companies to provide prospective information to investors. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein include forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward looking statements by using words including "may," "will," "should," "could," "expect," "anticipate," "believe," "plan," "intend," "estimate," "continue" and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include the risks, uncertainties, trends and other factors discussed under the heading "Risk Factors" in the accompanying prospectus and elsewhere in our periodic reports filed with the Securities and Exchange Commission or other offering material. See "Where You Can Find More Information" in the accompanying prospectus. Examples of forward-looking statements include all statements that are not historical in nature, including statements regarding:

  •
  changes in governmental policies and laws affecting our business, including agricultural and trade policies, as well as tax regulations and biofuels legislation;

  •
  our funding needs and financing sources;

  •
  changes in foreign exchange policy or rates;

  •
  the outcome of pending regulatory and legal proceedings;

  •
  our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and strategic alliances;

  •
  industry conditions, including fluctuations in supply, demand and prices for agricultural commodities and other raw materials and products that we sell and use in our business, fluctuations in energy and freight costs and competitive developments in our industries;

  •
  weather conditions and the impact of crop and animal disease on our business;

  •
  global and regional agricultural, economic, financial and commodities market, political, social, and health conditions; and

  •
  other factors affecting our business generally.

        In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward looking statements contained in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference herein or therein. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus supplement, the accompanying prospectus or any document incorporated by reference herein or therein not to occur. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus supplement.

ii

 ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which contains specific information about each of the selling shareholders and the terms on which they are offering and selling our common shares. The second part is the accompanying prospectus, dated February 19, 2010, which contains and incorporates by reference important business and financial information about us and other information about the offering. You should read this prospectus supplement, the accompanying prospectus and any document incorporated herein by reference before you make any investment decision. Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference into this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded to the extent that such statement is made in any subsequently filed document. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

        You should rely only on the information contained or incorporated by reference in this document or to which we have referred you. Neither we nor any of the selling shareholders have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        The distribution of this prospectus supplement and the accompanying prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation. The selling shareholders may only offer to sell, and seek offers to buy, our common shares in jurisdictions where offers and sales are permitted.

        Unless the context otherwise requires, references to "Bunge," "we," "us" or "our" refer collectively to Bunge Limited and its subsidiaries.

iii

SELLING SHAREHOLDERS

        The selling shareholders named below acquired the common shares offered by this prospectus supplement in connection with the Exchange Transactions described under "Moema Group Transactions" in the accompanying prospectus. Each of the selling shareholders may resell, from time to time, any or all of the common shares covered by this prospectus supplement, as provided in the accompanying prospectus under the section entitled "Plan of Distribution". We do not know when or in what amounts the selling shareholders may offer their shares for sale under this prospectus supplement, if any. The common shares held by the selling shareholders are subject to certain restrictions as to the amount and timing of sales of common shares and, in certain circumstances, requirements to first offer such common shares back to us for repurchase which are contained in registration rights agreements that we have entered into with the selling shareholders and are filed as exhibits to the registration statement of which this prospectus supplement forms a part.

        The following table, which was prepared based on information supplied to us by the selling shareholders, sets forth the name of the selling shareholders, the number of our common shares beneficially owned by the selling shareholders and the number of common shares to be offered by the selling shareholders pursuant to this prospectus supplement. The table also provides information regarding the beneficial ownership of our common shares by the selling shareholders as adjusted to reflect the assumed sale of all of the common shares offered under this prospectus supplement. For each selling shareholder listed below, the number of shares in the column "Number of Common Shares Offered Hereby" represents all of the shares that such selling shareholder may offer under this prospectus supplement. The share amounts in this column include common shares issued at the closing of the Exchange Transactions plus a number of shares representing 10% of the base number of shares issuable to each such shareholder in connection with the Exchange Transactions that has been retained by us subject to the determination of certain post-closing adjustments, which have not yet been determined. In connection with the determination of such post-closing adjustments, the number of common shares ultimately received by each selling shareholder may be higher or lower than the amount indicated in the table below. Common shares that the selling shareholders may receive from us as a result of the determination of the post-closing adjustments that are in excess of the 10% amount included in the table below will be registered for resale pursuant to one or more additional prospectus supplements. See "Moema Group Transactions" in the accompanying prospectus for more information.

        None of the selling shareholders or any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with Bunge or its affiliates prior to the closing of the Exchange Transactions within the past three years.

        The percentage of beneficial ownership is based on 143,853,936 of our common shares outstanding as of February 12, 2010.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
			Number of Common Shares Offered Hereby
Name of Selling Shareholder	Number of Common Shares	Percentage		Number of Common Shares	Percentage
Sandra Regina Arakaki Sobrinho(1)	58,736	*	58,736	—	—
Alcoeste Destilaria Fernandópolis S/A(2)	2,077	*	2,077	—	—
Cecília Regina Arakaki de Andrade(3)	58,736	*	58,736	—	—
Grandes Lagos Participações Ltda(4)	586	*	586	—	—
José Luis Arakaki(2)(5)	59,038	*	59,038	—	—
Kosuke Arakaki(2)(4)(6)	403,263	*	403,263	—	—
Luis Antonio Arakaki(2)(7)	151	*	151	—	—
Mariângela Arakaki(8)	151	*	151	—	—
Regina Maura Arakaki(9)	58,736	*	58,736	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
			Number of Common Shares Offered Hereby
Name of Selling Shareholder	Number of Common Shares	Percentage		Number of Common Shares	Percentage
Riromassa Arakaki(2)(4)(10)	168,321	*	168,321	—	—
Ronaldo Villela Rosa(11)	107,768	*	107,768	—	—
Plínio Brotero Junqueira(12)	206,375	*	206,375	—	—
Augusto Diniz Junqueira(13)	23,048	*	23,048	—	—
Fabio Luiz Ferraz Junqueira(14)	67,956	*	67,956	—	—
Francisco Ferraz Junqueira(15)	67,887	*	67,887	—	—
Gerusa Junqueira de Almeida Prado(16)	10,521	*	10,521	—	—
Heloísa Define(17)	61,247	*	61,247	—	—
Isabel Junqueira(18)	36,760	*	36,760*	—	—
João Augusto Pimenta Marques(19)	13,436	*	13,436	—	—
João Francisco Franco Junqueira(20)	114,408	*	114,408	—	—
Maria Cecília Junqueira Germano(21)	103,187	*	103,187	—	—
Maria Helena Ferraz Junqueira Keller(22)	67,887	*	67,887	—	—
Maria Heloísa Junqueira de Mello(23)	103,187	*	103,187	—	—
Octavio Diniz Junqueira(24)	23,048	*	23,048	—	—
Alberto Diniz Junqueira(25)	337,908	*	337,908	—	—
José Eduardo Diniz Junqueira(26)	394,362	*	394,362	—	—
Lúcia Diniz Junqueira Novaes(27)	966,678	*	966,678	—	—
Marina Diniz Junqueira(28)	322,362	*	322,362	—	—
Maurílio Biagi Filho(29)	2,941,351	2.04%	2,941,351	—	—
Mauro Diniz Junqueira(30)	322,362	*	322,362	—	—
Ricardo Brito Santos Pereira(31)	1,916,582	1.33%	1,916,582	—	—
Ronaldo Diniz Junqueira(32)	657,815	*	657,815	—	—
Stella Junqueira Gomide(33)	322,362	*	322,362	—	—
Tombette Limited(34)	600,436	*	600,436	—	—
Silvio Torquato Junqueira(35)	49,866	*	49,866	—	—
Stella Diniz Junqueira(36)	49,866	*	49,866	—	—
Vera Helena Junqueira Escorel(37)	49,866	*	49,866	—	—
Álvaro Junqueira Franco(38)	49,866	*	49,866	—	—

*
Less than 1%.

1.
The address of Sandra Regina Arakaki Sobrinho is Rua Alameda das Tipuanas, 85, Casa 6, Cond. Quinta das Tipuanas, Campinas, São Paulo, 13101-631, Brazil.

2.
Kosuke Arakaki and Riromassa Arakaki each hold 41.34164% of the capital stock of Alcoeste Destilaria Fernandópolis S/A and together have voting and investment control over these shares. Additionally, Luis Antonio Arakaki and José Luis Arakaki are executive officers and therefore, they also have voting and investment control over these shares. The address of Alcoeste Destilaria Fernandópolis S/A is Rod. Euclides da Cunha, KM562, Zona Rural, Fernandópolis, São Paulo, 15600-000, Brazil.

3.
The address of Cecília Regina Arakaki de Andrade is Rua Espírito Santo, 1417, Centro, Fernandópolis, São Paulo, 15600-000, Brazil.

4.
Kosuke Arakaki and Riromassa Arakaki each hold 27.53% of the capital stock of Grandes Lagos Participações Ltda. and together have voting and investment control over these shares. The address of Grandes Lagos Participações Ltda. is Av. Expedicionários Brasileiros, 607, Jd. América, Fernandópolis, São Paulo, 15600-000, Brazil.

5.
The address of José Luis Arakaki is Rua Maria Piacentini Ruiz, 340, Casa 4, Jd. Pos-do-Sol, Cond. Resid. Grenvillage Fernandópolis, São Paulo, 15600-000, Brazil.

6.
The address of Kosuke Arakaki is Av. Expedicionários Brasileiros, 950, Centro, Fernandópolis, São Paulo, 15600-000, Brazil.

7.
The address of Luis Antonio Arakaki is Av. Expedicionários Brasileiros, 950, Centro, Fernandópolis, São Paulo, 15600-000, Brazil.

8.
The address of Mariângela Arakaki is Rua Maria Piacentini Ruiz, 340, Casa 5, Jd. Por-do-Sol, Cond. Resid. Grenvillage, Fernandópolis, São Paulo, 15600-000, Brazil.

9.
The address of Regina Maura Arakaki is Rua Maria Piacentini Ruiz, 340, Casa 6, Jd. Por-do-Sol, Cond. Resid. Greenvilage, Fernandópolis, São Paulo, 15600-000, Brazil.

10.
The address of Riromassa Arakaki is Av. Expedicionários Brasileiros, 1055, Centro, Fernandópolis, São Paulo, 15600-000, Brazil.

11.
The address of Ronaldo Villela Rosa is Rua Rio de Janeiro, 670, São Joaquim da Barra, SP, Brazil.

12.
The address of Plínio Brotero Junqueira is Rua Cristovão Diniz, 26, 7o andar Apartamento 7, São Paulo—SP—Brazil.

13.
The address of Augusto Diniz Junqueira is Avenida 136, 515, apto 1001, Goiânia, GO, Brazil.

14.
The address of Fabio Luiz Ferraz Junqueira is Rua Campos Salles, 1032, apt. 42, CEP 14015-110, Ribeirão Preto, SP, Brazil.

15.
The address of Francisco Ferraz Junqueira is Rua Binário Norte 4175, Rua 3, casa 16, Condomínio Village de Cerrado, Ribeirão Preto, SP, Brazil.

16.
The address of Gerusa Junqueira de Almeida Prado is Rua Amazonas, 75, São Joaquim da Borba, SP, Brazil.

17.
The address of Heloísa Define is Av. das Magnólias, 36, São Paulo, SP, Brazil.

18.
The address of Isabel Junqueira is Rua Puréus 743, São Paulo, SP, Brazil.

19.
The address of João Augusto Pimenta Marques is Fazenda Jangada—São Joaquim da Barra, SP, Brazil.

20.
The address of João Francisco Franco Junqueira is Av. Dois 513, Orlândia, SP, Brazil.

21.
The address of Maria Cecília Junqueira Germano is Rua Garibaldi 2760, Ribeirão Preto, SP, Brazil.

22.
The address of Maria Helena Ferraz Junqueira Keller is Rua Arcângela Tavares Garcia, 180, apto. 100, Parque Primavera, São Joaquim da Barra, SP, Brazil.

23.
The address of Maria Heloísa Junqueira de Mello is Rua Silva Celeste de Campos, 360, Alto de Pinheiros, São Paulo, SP, Brazil.

24.
The address of Octavio Diniz Junqueira is Rua Bernardino de Campos 389, apto 81, Ribeirão Preto, SP, Brazil.

25.
The address of Alberto Diniz Junqueira is Avenida Três, 1581, Jardim Teixeira, Orlândia, SP, Brazil 14620-000.

26.
The address of José Eduardo Diniz Junqueira is Avenida Portugal, 1221, Casa 04, Jardim São Luiz, Ribeirão Preto, SP, Brazil 14020-380.

27.
The address of Lúcia Diniz Junqueira Novaes is Rua General Fonseca Teles, 239, Jardim Paulista, São Paulo, SP, Brazil 01433-020.

28.
The address of Marina Diniz Junqueira is Rua Nélio Guimarães, 469, Alto da Boa Vista, Ribeirão Preto, SP, Brazil 14025-290.

29.
The address of Maurílio Biagi Filho is Avenida Braz Olaia Acosta, 727, 12o andar, sala 1201, Ribeirão Preto, SP, Brazil 14026-040.

30.
The address of Mauro Diniz Junqueira is Rua 20, 848, Centro, Orlândia, SP, Brazil 14620-000.

31.
The address of Ricardo Brito Santos Pereira is Avenida Portugal, 1221, Casa 08, Jardim São Luiz, Ribeirão Preto, SP, Brazil 14020-380.

32.
The address of Ronaldo Diniz Junqueira is Avenida Portugal, 1103, Casa 09, Jardim São Luiz, Ribeirão Preto, SP, Brazil 14020-380.

33.
The address of Stella Junqueira Gomide is Avenida Portugal, 1221, Casa 01, Jardim São Luiz, Ribeirão Preto, SP, Brazil 14020-380.

34.
The address of Tombette Limited is P O Box 25, Glen Rosa, 9 Braye Road, Alderney, GY9 3AR, Channel Islands.

35.
The address of Silvio Torquato Junqueira is Avenida João Fiusa, n. 1615, apto 172, Ribeirão Preto—SP—Brazil.

36.
The address of Stella Diniz Junqueira is Alameda Joaquim Eugênio de Lima, n. 921, 11. andar, São Paulo—SP—Brazil.

37.
The address of Vera Helena Junqueira Escorel is Rua Evangelista Rodrigues, n. 114, São Paulo—SP—Brazil.

38.
The address of Álvaro Junqueira Franco is Avenida Antônio Diederischen, n. 400, sala 1005, Ribeirão Preto—SP—Brazil.

PROSPECTUS

Common Shares

        Certain selling shareholders may offer and sell our common shares from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time any of our common shares are offered pursuant to this prospectus, the selling shareholders will deliver a prospectus supplement and this prospectus. The prospectus supplement will contain more specific information about the offering, including the name of each selling shareholder and the number of our common shares to be sold by such selling shareholder. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell our common shares unless accompanied by a prospectus supplement.

        The selling shareholders acquired our common shares in connection with our acquisition of certain assets from the selling shareholders. See "Moema Group Transactions." We are registering the offer and sale of the common shares to satisfy registration rights we have granted to the selling shareholders. One or more prospectus supplements to this prospectus will identify the selling shareholders and the number of common shares the selling shareholders may offer and sell.

        The selling shareholders may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which our common shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Such sales may be effected directly or through one or more brokers, who may act as agent, underwriters, dealers, agents or directly to purchasers or by a combination of such methods of sale. See "Plan of Distribution" for additional information on the methods of sale.

        We are not selling any securities under this prospectus or any supplement to this prospectus and will not receive any of the proceeds from the sale of common shares by the selling shareholders. We have agreed to pay certain registration expenses, other than transfer taxes, brokerage commissions and underwriting discounts and commissions, if any.

        Our common shares are listed on the New York Stock Exchange under the symbol "BG." The last reported sale price on February 18, 2010 was $61.21 per share.

        Investing in our common shares involves risks. See "Risk Factors" beginning on page 3.

        You should read this prospectus and any applicable prospectus supplement or other offering material carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 19, 2010.

        We have not authorized any other person to provide you with any information or to make any representation that is different from, or in addition to, the information and representations contained in this prospectus and any applicable prospectus supplement or in any of the documents that are incorporated by reference in this prospectus or in any applicable prospectus supplement or other offering material. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and any applicable prospectus supplement, as well as the information contained in any document incorporated by reference, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies.

        The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

        Unless the context otherwise requires, the terms "Bunge," "Bunge Limited," "we," "us" and "our" mean, unless otherwise indicated, Bunge Limited and its consolidated subsidiaries, and Bunge Limited, when referred to individually, is referred to as the "Registrant" in this prospectus.

        Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the common shares and preference shares of Bunge Limited to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus may be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements to encourage companies to provide prospective information to investors. This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward looking statements by using words including "may," "will," "should," "could," "expect," "anticipate," "believe," "plan," "intend," "estimate," "continue" and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include the risks, uncertainties, trends and other factors discussed under the heading "Risk Factors" and elsewhere in our periodic reports filed with the Securities and Exchange Commission or in any applicable prospectus supplement or other offering material. See "Where You Can Find More Information." Examples of forward-looking statements include all statements that are not historical in nature, including statements regarding:

  •
  changes in governmental policies and laws affecting our business, including agricultural and trade policies, as well as tax regulations and biofuels legislation;

  •
  our funding needs and financing sources;

  •
  changes in foreign exchange policy or rates;

  •
  the outcome of pending regulatory and legal proceedings;

  •
  our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and strategic alliances;

  •
  industry conditions, including fluctuations in supply, demand and prices for agricultural commodities and other raw materials and products that we sell and use in our business, fluctuations in energy and freight costs and competitive developments in our industries;

  •
  weather conditions and the impact of crop and animal disease on our business;

  •
  global and regional agricultural, economic, financial and commodities market, political, social, and health conditions; and

  •
  other factors affecting our business generally.

        In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements contained in this prospectus, any applicable prospectus supplement, any other offering material or in any document incorporated by reference herein or therein. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus, any applicable prospectus supplement, any other offering material or any document incorporated by reference herein or therein not to occur. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, referred to as the Commission or the SEC in this prospectus, using a "shelf" registration process. Under this shelf registration process, one or more of the selling shareholders to be named in a prospectus supplement may offer and sell, from time to time, our common shares. This prospectus provides you with a general description of the common shares the selling shareholders may offer. Each selling shareholder will also be required to deliver a prospectus supplement containing specific information about it and the terms on which it is offering and selling our common shares. We may also add, update or change in a prospectus supplement information contained in this prospectus. To the extent that any statement in an applicable prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should read both this prospectus and any applicable prospectus supplement or other offering material together with the information described under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Exchange Act, and accordingly we file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and other information with the SEC.

        You may read any document we file with the SEC, including this prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus and any applicable prospectus supplement, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, you may access our SEC filings through the SEC's website at www.sec.gov, and our website, www.bunge.com. Information contained in or connected to our website is not part of this prospectus or any applicable prospectus supplement. Copies of reports and other information may also be inspected in the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we reference this way is considered part of this prospectus and any applicable prospectus supplement. The information incorporated by reference is considered to be part of this prospectus and any applicable prospectus supplement, except for any information that is superseded by information that is included directly in this prospectus or any applicable prospectus supplement.

        We incorporate by reference into this prospectus and any applicable prospectus supplement the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the date of the closing of each offering. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus). You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus and any applicable prospectus supplement.

        This prospectus and any applicable prospectus supplement incorporate by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 2, 2009 (the "2008 Annual Report").

  •
  Our Quarterly Reports on Form 10-Q for the three-month period ended March 31, 2009, filed on May 11, 2009, for the three-month period ended June 30, 2009, filed on August 10, 2009 and for the three-month period ended September 30, 2009, filed on November 9, 2009.

  •
  Our Current Reports on Form 8-K dated and filed on May 13, 2009, May 21, 2009, June 3, 2009, June 4, 2009 (which updates certain information in our 2008 Annual Report), June 9, 2009, June 26, 2009, August 18, 2009, October 27, 2009, November 30, 2009, December 29, 2009 January 12, 2010, January 29, 2010, February 11, 2010 and February 19, 2010.

        We will provide, without charge, to any person who receives a copy of this prospectus and any applicable prospectus supplement, upon such recipient's written or oral request, a copy of any document this prospectus or any applicable prospectus supplement incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

Bunge Limited
50 Main Street
White Plains, New York 10606
Attention: Investor Relations
(914) 684-2800

        Except as provided above, no other information, including, but not limited to, information on our website, is incorporated by reference in this prospectus or any applicable prospectus supplement.

        Any statement contained in this prospectus, any applicable prospectus supplement or a document incorporated by reference into this prospectus or any applicable prospectus supplement shall be deemed to be modified or superseded to the extent that such statement is made in any subsequently filed document. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any applicable prospectus supplement.

BUNGE LIMITED

        We are a leading global agribusiness and food company operating in the farm-to-consumer food chain. We believe we are:

  •
  a world leading oilseed processing company, based on processing capacity;

  •
  the largest producer and supplier of fertilizer to farmers in South America, based on volume; and

  •
  a leading seller of packaged vegetable oils worldwide, based on sales.

        We conduct our operations in three divisions: agribusiness, fertilizer and food and ingredients. These divisions include four reporting segments: agribusiness, fertilizer, edible oil products and milling products.

        Agribusiness.    Our agribusiness division is an integrated business involved in the purchase, storage, transport, processing and sale of agricultural commodities and commodity products. The principal agricultural commodities that we handle and/or process are oilseeds and grains, primarily soybeans, rapeseed or canola, sunflower seed, wheat and corn. We process oilseeds into vegetable oils and protein meals, principally for the food and animal feed industries. In addition to our principal agribusiness operations in oilseeds and grains, we also participate in the sugar and sugarcane-based ethanol industries through our sugar origination, trading and marketing business, as well as our sugarcane milling and ethanol production operations in Brazil. Our agribusiness operations and assets are primarily located in North and South America, Europe and China, and we have marketing and distribution offices throughout the world.

        Fertilizer.    Our fertilizer division is involved in every stage of the fertilizer business, from mining of phosphate-based raw materials to the sale of retail fertilizer products. The activities of our fertilizer division are primarily located in Brazil but we also have a growing presence in Argentina.

        Food Ingredients.    Our food ingredients division consists of two business segments: edible oil products and milling products. These segments include businesses that produce and sell food ingredients such as edible oils, shortenings, margarines, mayonnaise and milled products such as wheat flours and corn-based products. The activities of our milling products segment are located in Brazil and North America, and the activities of our edible oils products segment are primarily located in North America, Europe, Brazil, China and India.

Recent Developments

        On January 26, 2010, we entered into a purchase agreement with Vale S.A. ("Vale"), pursuant to which Vale will purchase our fertilizer nutrients assets in Brazil, including our interest in Fertilizantes Fosfatados S.A. ("Fosfertil"). The purchase price for the transaction is $3.8 billion in cash. We will retain our retail fertilizer operations in Brazil and will enter into a supply agreement with Vale through 2012, with an option to extend it for one additional year. We will also retain our fertilizer operations in Argentina and the United States, and our 50% stake in our joint venture with Office Chérifien des Phosphates in Morocco. Current Reports on Form 8-K were filed with the SEC on January 29, 2010 and February 19, 2010, respectively, to announce our entry into the purchase agreement with Vale and to provide consolidated pro forma financial information for Bunge, giving effect to this sale as if it had occurred on January 1, 2008, each of which is incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

        The transaction, which is subject to customary closing conditions, including the receipt of governmental approvals relating to certain mining concessions, is anticipated to close in the second quarter of 2010.

Moema Group Transactions

        On December 23, 2009, Agroindustrial Nova Ponte Ltda. ("Nova Ponte") and Bunge Alimentos S.A. ("Bunge Alimentos"), two of our indirect wholly owned subsidiaries, entered into an agreement with Usina Moema Participações S.A. ("Moema Par") and its shareholders (the "Moema Par Shareholders") to acquire 100% of Moema Par in exchange for our common shares (the "Moema Par Transaction"). Moema Par wholly owned one sugarcane mill in Brazil and had ownership interests in five others (collectively, the "Moema Group"). In January 2010, Nova Ponte and Bunge Alimentos entered into agreements with other shareholders (the "Minority Shareholders") in the Moema Group, which provided, in the case of four of the five mills not wholly owned by Moema Par, for the purchase by us of the ownership interests of such shareholders in such mills (the "Minority Transactions" and together with the Moema Par Transaction, the "Exchange Transactions"). Pursuant to the terms of the agreements related to the Minority Transactions, two of the Minority Shareholders were entitled to receive cash for their interests, while the remaining Minority Shareholders were entitled to receive our common shares.

        The closings of the Exchange Transactions occurred on February 5, February 9 and February 11, 2010. Additionally, in connection with the closings of the Exchange Transactions, the other shareholder in the fifth mill not wholly owned by Moema Par exercised its right pursuant to an agreement between it and Moema Par to acquire Moema Par's interests in such mill in exchange for the interests of such shareholder in another of the five mills and a cash payment from such shareholder to Moema Par (such exchange and cash payment, together with the Exchange Transactions, the "Transactions"). As a result of the Transactions, we now own 100% of five of the six sugarcane mills that comprised the Moema Group.

        In connection with the Exchange Transactions, we issued to the Moema Par Shareholders and the Minority Shareholders 9,718,632 of our common shares. These shares, together with the cash payments made at closing to the Minority Shareholders not receiving our common shares for their interests, represented approximately 90% of the base purchase price for the assets acquired in the Exchange Transactions, with the balance (which could be greater or less than the 10% of the base price common shares that have been retained by us) to be paid following determination of a post-closing adjustment based on the working capital and net indebtedness of the acquired assets at closing, which has not yet been determined. We expect to issue approximately 10.8 million of our common shares in the aggregate in connection with the Transactions, subject to the post-closing adjustments referred to above.

        In connection with the Exchange Transactions, Bunge and Nova Ponte have entered into certain Registration Rights and Conditions of Transfers Agreements with the Moema Par Shareholders and the Minority Shareholders (other than the two Minority Shareholders who received cash for their interests), pursuant to which Bunge agreed to file the registration statement of which this prospectus forms a part, which permits the Moema Par Shareholders and such Minority Shareholders, as the selling shareholders, to resell, from time to time, the common shares received by such shareholders in the Exchange Transactions. In addition, the Moema Par Shareholders and the Minority Shareholders (other than the two Minority Shareholders who received cash for their interests) who received our common shares have agreed to comply with certain volume and other restrictions with respect to sales of the common shares received by them in the Exchange Transactions during the 18-month period after the closing of their respective Exchange Transactions. The Registration Rights and Conditions of Transfers Agreements are filed as exhibits to the registration statement of which this prospectus forms a part.

        The selling shareholders will be identified in one or more prospectus supplements to this prospectus.

        Bunge Limited is an exempted company incorporated under the laws of Bermuda. Bunge Limited's principal executive office and corporate headquarters is at 50 Main Street, White Plains, New York 10606, and its telephone number is (914) 684-2800. Bunge Limited's registered office is located at 2 Church Street, Hamilton, HM 11, Bermuda.

 RISK FACTORS

        You should read and carefully consider each of the risks and uncertainties described below and the other information in this prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus, and any applicable prospectus supplement before making an investment in the common shares.

Risks Relating to Our Business and Industries

        For a discussion of the risks related to our business and industries, see "Item 1A. Risk Factors" in our 2008 Annual Report and in "Item 1A—Risk Factors" in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, each of which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

Risks Relating to Our Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

        We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies or corporations incorporated in other jurisdictions. Most of our directors and some of our officers are not residents of the United States, and a substantial portion of our assets and the assets of those directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

        Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act, or failure to act, involves fraud or dishonesty. See "Description of Share Capital—Waiver of Claims by Shareholders; Indemnification of Directors and Officers" for more information.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

        Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

  •
  a classified board of directors with staggered three-year terms;

  •
  directors to be removed without cause only upon the affirmative vote of at least 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution;

  •
  restrictions on the time period in which directors may be nominated;

  •
  our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval; and

  •
  an affirmative vote of at least 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution for some business combination transactions, which have not been approved by our board of directors.

        These provisions, as well as any additional anti-takeover measures our board could adopt in the future, could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Common shares eligible for future sale may harm our share price.

        Sales of substantial numbers of common shares, or the perception that such sales could occur, may have a negative effect on prevailing market prices of our common shares and our ability to raise additional capital in the financial markets at a time and price favorable to us.

        As of February 12, 2010, 143,853,936 common shares were issued and outstanding, which amount excludes common shares issuable upon exercise of currently outstanding stock options and time-vested and performance-based restricted stock units and 7,514,790 common shares reserved for issuance upon the conversion of our 4.875% cumulative convertible perpetual preference shares and 7,108,009 common shares reserved for issuance upon the conversion of our 5.125% cumulative mandatory convertible preference shares. Additionally, sales of common shares by the selling shareholders, or the perception that sales by the selling shareholders will occur, may also negatively affect the prevailing market price of our common shares and our ability to raise additional capital in the financial markets. See "Moema Group Transactions" for more information.

        The 5.125% cumulative mandatory convertible preference shares will automatically convert on December 1, 2010 into between 8.2416 and 9.7250 of our common shares, subject to certain adjustments. Each 5.125% cumulative mandatory convertible preference share is also convertible at any time before December 1, 2010, at the holder's option, into 8.2416 of our common shares, subject to certain additional anti-dilution adjustments. The mandatory convertible preference shares are not redeemable by us at any time.

        Each 4.875% cumulative convertible perpetual preference share is convertible, at the holder's option, at any time into approximately 1.0891 of our common shares, based on the conversion price of $91.8166 per share, subject to certain additional anti-dilution adjustments. At any time on or after December 1, 2011, if the closing price of our common shares equals or exceeds 130% of the conversion price for 20 trading days during any consecutive 30 trading days (including the last trading day of such period), we may elect to cause the convertible perpetual preference shares to be automatically converted into our common shares at the then prevailing conversion price. The convertible preference shares are not redeemable by us at any time.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

        Adverse U.S. federal income tax rules apply to U.S. investors owning shares of a "passive foreign investment company," or PFIC, directly or indirectly. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. Based on certain estimates of our gross income and gross assets and relying on certain exceptions in the applicable U.S. Treasury regulations, we do not believe that we are currently a PFIC. Such a characterization could result in adverse U.S. tax consequences to U.S. investors in our common shares. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available upon the death of an individual shareholder, and the preferential U.S. federal income tax rates generally applicable to dividends on our common shares held by certain U.S. investors would not apply. Since PFIC status is determined on an annual basis and will depend on the composition of our income and assets and the nature of our activities from time to time, we cannot assure you that we will not be considered a PFIC for the current or any future taxable year. If we are treated as a PFIC for any taxable year, U.S. investors may desire to make an election to treat us as a "qualified electing fund" with respect to shares owned (a QEF election), in which case U.S. investors will be required to take into account a pro rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark to market" our common shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our common shares. See "Taxation" for more information regarding PFIC status.

USE OF PROCEEDS

        All of the common shares offered by this prospectus are being sold by the selling shareholders. We will not receive any proceeds from the sale of common shares sold pursuant to this prospectus.

PRICE RANGE OF OUR COMMON SHARES

        The following table sets forth, for the periods indicated, the high and low closing prices of our common shares, as reported on the New York Stock Exchange.

	High	Low
	(US$)
2010
First quarter (to February 18, 2010)	$71.29	$56.90
2009
Fourth quarter	$68.51	$57.06
Third quarter	72.41	54.44
Second quarter	67.89	46.58
First quarter	59.33	41.61
2008
Fourth quarter	$63.00	$29.99
Third quarter	105.04	60.10
Second quarter	124.48	87.92
First quarter	133.00	86.88

        To our knowledge, based on information provided by Mellon Investor Services LLC, our transfer agent, 143,853,936 of our common shares were held by approximately 178 registered holders as of February 12, 2010.

DIVIDEND POLICY

        We intend to pay cash dividends to holders of our common shares on a quarterly basis. In addition, holders of our 4.875% cumulative convertible perpetual preference shares are entitled to annual dividends in the amount of $4.875 per year and holders of our 5.125% cumulative mandatory convertible preference shares are entitled to annual dividends in the amount of $51.25, in each case payable quarterly when, as and if declared by the board of directors in accordance with the terms of such preference shares from funds available for payment of dividends under Bermuda Law. Any future determination to pay dividends will, subject to the provisions of Bermuda law, be at the discretion of our board of directors and will depend upon then existing conditions, including our financial condition, results of operations, contractual and other relevant legal or regulatory restrictions, capital requirements, business prospects and other factors our board of directors deems relevant.

        Under Bermuda law, a company's board of directors may not declare or pay dividends from time to time if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Issued share capital is the aggregate par value of the company's issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

        We paid quarterly dividends on our common shares of $.19 per share in the first two quarters of 2009 and $.21 per share in the last two quarters of 2009. We paid quarterly dividends on our common shares of $.17 per share in the first two quarters of 2008 and $.19 per share in the last two quarters of 2008. We will pay a regular quarterly cash dividend of $.21 per share on March 2, 2010 to shareholders of record on February 16, 2010. In addition, we will pay a quarterly dividend of $1.21875 per share on our cumulative convertible perpetual preference shares and a quarterly dividend of $12.8125 per share on our cumulative mandatory convertible preference shares, in each case on March 1, 2010 to shareholders of record on February 15, 2010.

 SELLING SHAREHOLDERS

        The selling shareholders will be named in the applicable prospectus supplements, along with information regarding the beneficial ownership of our common shares by such selling shareholders as of the date of each such prospectus supplement, the number of shares being offered by such selling shareholders and the number of shares expected to be beneficially owned by such selling shareholders after the applicable offering.

 TAXATION

Bermuda Tax Consequences

        The following discussion is the opinion of Conyers Dill & Pearman, our special Bermuda tax counsel. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property or leasehold interests in Bermuda held by us.

United States Federal Income Tax Consequences

        The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares that may be relevant to you if you are a U.S. holder (as defined below). For purposes of this discussion, a "U.S. holder" is a beneficial owner of our shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxed as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions, or (y) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. The U.S. federal income tax treatment of a partner in a partnership that holds our shares will depend on the status of the partner and the activities of the partnership. Partnerships holding our shares and partners in such partnerships should consult their own tax advisors.

        This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Moreover, it does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our shares. In addition, this discussion deals only with our shares that you will hold as capital assets (generally, property held for investment), and does not apply to you if you are a member of a class of holders subject to special tax rules, such as banks, insurance companies, securities dealers, partnerships or other pass-through entities, tax-exempt organizations, persons that hold our shares as part of an integrated investment (including a straddle), persons owning, directly, indirectly or constructively, 10% or more of our voting stock and persons whose "functional currency" is not the U.S. dollar. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations.

        Except where specifically described below, this discussion assumes that we are not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Please see the discussion under "Passive Foreign Investment Company Status."

        If you are considering buying our shares, we urge you to consult your own tax advisor as to the tax consequences relevant to the acquisition, ownership and disposition of our shares in light of your particular circumstances, including the effect of U.S. federal, state, local or non-U.S. tax laws.

  Distributions

        Subject to the discussion below under "Passive Foreign Investment Company Status," a distribution of cash or property received by a U.S. holder in respect of our shares generally will be considered a taxable dividend, and will be includible in a U.S. holder's gross income, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). In the event that a distribution exceeds the amount of such current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital to the extent of a U.S. holder's adjusted tax basis in our shares and, thereafter, as capital gain. Such capital gain will be either long-term or short-term capital gain depending upon whether the U.S. holder held our shares for more than one year.

        The gross amount of any taxable dividend will be subject to U.S. federal income tax as ordinary dividend income and will not be eligible for the corporate dividends-received deduction. Dividends in respect of our shares paid to certain non-corporate U.S. holders (including individuals) in taxable years beginning before January 1, 2011 may qualify for preferential rates of U.S. federal income tax, provided that our shares are readily tradable on an established securities market in the United States (and provided that we are not a PFIC, as described below, and certain other requirements, including with respect to the holder's holding period, are satisfied). Although we believe that our shares currently are readily tradable on an established securities market in the United States, no assurance can be given that our shares will remain readily tradable for this purpose. U.S. holders are urged to consult their own tax advisors regarding the availability of preferential dividend tax rates in their particular circumstances.

        For U.S. foreign tax credit purposes, any dividend paid by us will be foreign-source income, subject to various classifications and limitations. For purposes of the U.S. foreign tax credit limitations, foreign-source income is classified in one of two "baskets," and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. For this purpose, the dividends paid by us should generally constitute "passive category income," or in the case of certain U.S. holders, "general category income." The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. U.S. holders are urged to consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situation.

  Dispositions

        Upon a sale or other taxable disposition of our shares, a U.S. holder will recognize gain or loss in an amount equal to the difference (if any) between the amount realized on the disposition and such U.S. holder's adjusted tax basis in our shares. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if our shares are held for more than one year at the time of disposition. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains, which rates are scheduled to increase on January 1, 2011. The deduction of capital losses is subject to certain limitations under the Code. Any gain or loss recognized by a U.S. holder on a sale or other taxable disposition of our shares generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

  Passive Foreign Investment Company Status

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

  •
  at least 75% of its gross income is "passive income"; or

  •
  on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions, other than gains derived from "qualified active sales" of commodities and "qualified hedging transactions" involving commodities, within the meaning of applicable Treasury regulations (the "Commodity Exception").

        Based on certain estimates of our gross income and gross assets and relying on the Commodity Exception, we do not believe that we currently are a PFIC, and do not anticipate becoming a PFIC in the foreseeable future. However, because PFIC status will be determined by us on an annual basis and because such status depends upon the composition of our income and assets (including, among others, less than 25% owned equity investments), and the nature of our activities (including our ability to qualify for the Commodity Exception and similar exceptions, the application of which is not clear), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Moreover, our business plans may change, which may affect the PFIC determination in future years. In addition, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding any U.S. federal income tax characterization of us as a PFIC.

        If we are treated as a PFIC for any taxable year during which a U.S. holder held our shares, certain adverse consequences could apply to the U.S. holder (see discussion below). For this reason, if we are treated as a PFIC for any taxable year, a U.S. holder of our shares may desire to make an election to treat us as a "qualified electing fund" (a "QEF") with respect to such U.S. holder. Generally, a QEF election should be made on or before the due date for filing the electing U.S. holder's U.S. federal income tax return for the first taxable year in which our shares are held by such U.S. holder and we are treated as a PFIC.

        If a timely QEF election is made, the electing U.S. holder will be required to include in gross income annually (i) as ordinary income, a pro rata share of our ordinary earnings, and (ii) as long-term capital gain, a pro-rata share of our net capital gains, in either case, whether or not such earnings or gains are distributed by us. An electing U.S. holder that is a corporation will not be eligible for the dividends-received deduction in respect of such income or gain. In addition, in the event that we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our ordinary earnings and net capital gain in other taxable years. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, electing U.S. holders also may be permitted to elect to defer the payment of some or all of their U.S. federal income taxes on the QEF's undistributed earnings, subject to an interest charge on the deferred tax amount.

        If we determine we are a PFIC for any taxable year during which a U.S. holder held our shares, we will provide to a U.S. holder, upon written request, all information and documentation that the U.S. holder is required to obtain in connection with its making a QEF election for U.S. federal income tax purposes.

        In general, if a U.S. holder of our shares fails to make a timely QEF election (or mark-to-market election, see discussion below) for any taxable year that we are treated as a PFIC, the U.S. federal income tax consequences to such U.S. holder will be determined under the so-called "interest charge" method. Under such method, (i) any gain derived from the disposition of PFIC stock (possibly including a gift, exchange in a corporate reorganization or grant as security for a loan), as well as any "excess distribution" that is received from the PFIC (i.e. a distribution that exceeds 125% of the average distributions from the shorter of the prior three years and the U.S. holder's holding period for the stock), would be treated as ordinary income that was earned ratably over each day in the U.S. holder's holding period for the PFIC stock, (ii) the portion of such gain or distribution that is allocable to prior taxable years, other than any year before we became a PFIC, would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder, and (iii) an interest charge would be imposed on the resulting U.S. federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before we became a PFIC. In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of an individual U.S. holder.

        IN MANY CASES, APPLICATION OF THE INTEREST CHARGE REGIME WILL HAVE SUBSTANTIALLY MORE ONEROUS U.S. FEDERAL INCOME TAX CONSEQUENCES THAN WOULD RESULT TO A U.S. HOLDER IF A TIMELY QEF ELECTION IS MADE. ACCORDINGLY, IF WE ARE TREATED AS A PFIC FOR ANY TAXABLE YEAR, U.S. HOLDERS OF OUR SHARES ARE URGED TO CONSIDER CAREFULLY WHETHER TO MAKE A QEF ELECTION, AND THE CONSEQUENCES OF NOT MAKING SUCH AN ELECTION, WITH RESPECT TO AN INVESTMENT IN OUR SHARES.

        As an alternative to the QEF election, a U.S. holder of "marketable stock" in a PFIC may make a "mark-to-market" election, provided the PFIC stock is regularly traded on a "qualified exchange." Currently, our shares are traded on the New York Stock Exchange, which is a "qualified exchange." Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. holders that our shares will be treated as regularly traded for purposes of the mark-to-market election.

        If the mark-to-market election is made, the electing U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of each taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of each taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. U.S. holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. holders in respect of any of our subsidiaries that may also be determined to be PFICs, and the mark-to-market election generally would not be effective for such subsidiaries.

        The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the Internal Revenue Service ("IRS"). Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

        If we are treated as a PFIC, then dividends in respect of our common shares will not be eligible for the preferential rates of U.S. federal income tax described above under "Distributions."

  Backup Withholding and Information Reporting

        Information reporting requirements may apply to a U.S. holder with respect to distributions by us, or to the proceeds of a sale or redemption of our shares. In addition, under the backup withholding rules, we or any paying agent may be required to withhold tax from any such payment if a U.S. holder fails to furnish its correct taxpayer identification number, to certify such U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. holders (including, among others, corporations) are exempt from the backup withholding requirements. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such U.S. holder to receive a refund provided that the required information is timely furnished to the IRS.

DESCRIPTION OF SHARE CAPITAL

        The following description of our share capital briefly summarizes certain provisions of our memorandum of association, our bye-laws and applicable provisions of Bermuda law that would be important to holders of our common shares and preference shares. The following description may not be complete, may be supplemented in prospectus supplements and/or other offering material and is subject to, and qualified in its entirety by reference to, the terms and provisions of our memorandum of association and bye-laws that are exhibits to the registration statement that contains this prospectus. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

Share Capital

        Our authorized share capital consists of 400,000,000 common shares, par value $.01 per share, 6,900,000 4.875% cumulative convertible perpetual preference shares, par value $0.01 per share, 862,500 5.125% cumulative mandatory convertible preference shares, par value $0.01 per share, and 13,237,500 undesignated preference shares, par value $0.01 per share. As of February 12, 2010, we had 143,853,936 common shares issued and outstanding, 6,900,000 4.875% cumulative convertible perpetual preference shares and 862,455 5.125% cumulative mandatory convertible preference shares were issued and outstanding. All of our issued and outstanding shares are fully paid. Our common shares are traded on the New York Stock Exchange under the symbol "BG."

        Pursuant to our bye-laws, and subject to the requirements of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued shares. Pursuant to NYSE requirements, subject to certain exceptions, including public offers for cash, any issuance of common shares or securities convertible into common shares in excess of 20% of the voting power or number of the common shares outstanding before such issuance requires shareholder approval. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

        Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

        In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

        Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us.

        Our board of directors has designated 6,900,000 preference shares as 4.875% cumulative convertible perpetual preference shares, par value $0.01 per share and 862,500 preference shares as 5.125% cumulative mandatory convertible preference shares, par value $0.01 per share. The terms of our issued and outstanding 4.875% cumulative convertible perpetual preference shares and 5.125%

cumulative mandatory convertible preference shares are described in the related Certificates of Designation filed as exhibits to this registration statement that contains this prospectus. See "Where You Can Find More Information."

        Without limitation, the preference shares may be convertible into, or exchangeable for, common shares or shares of any other class or series of shares, if our board of directors so determines.

        Dividends.    Holders of a series of preference shares will be entitled to receive dividends only when, as and if declared by our board of directors from funds available for payment of dividends under Bermuda law. The rates and dates of payment of dividends, if any, will be set forth in the applicable certificate of designation relating to each series of preference shares. Dividends will be payable to holders of record of preference shares as they appear in our register of members on the record dates fixed by the board of directors. Dividends on any series of preference shares may be cumulative or noncumulative. Under Bermuda law, we may not declare or pay a dividend if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due, or the realizable value of our assets would thereby be less than the aggregate of our liabilities and our issued share capital and share premium accounts. See "—General Provisions Applicable to Our Share Capital—Dividend Rights" for more information.

        Voting Rights; Transfer Restrictions.    The holders of a series of preference shares will have voting rights as set out in the applicable certificate of designation, and any such voting rights will be subject to limitations on voting rights as set out in the applicable certificate of designation. In addition, any transfer restrictions applicable to a series of preference shares will also be described in the applicable offering document.

        Liquidation Preferences.    In the event of our voluntary or involuntary liquidation, dissolution or winding-up, holders of each series of our preference shares will have the rights as set out in the applicable certificate of designation to receive distributions upon liquidation in the amount specified, plus an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on our common shares or on any securities ranking junior to the preference shares upon liquidation, dissolution or winding-up.

        Redemption.    If so specified in the applicable certificate of designation, a series of preference shares may be redeemable at any time, in whole or in part, at our option or the holder's, and may be mandatorily redeemed. Any restriction on the repurchase or redemption by us of our preference shares while we are in arrears in the payment of dividends will be described in the applicable offering document.

        Unless we default in the payment of the redemption price, dividends, if applicable, will cease to accrue after the redemption date on preference shares called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

        Conversion or Exchange Rights.    The certificate of designation relating to any series of preference shares that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for common shares, another series of our preference shares or any other securities registered pursuant to the registration statement of which this prospectus forms a part, or for securities of any third party.

        See also "—General Provisions Applicable to Our Share Capital" for additional information.

General Provisions Applicable to Our Share Capital

        Dividend Rights.    Under Bermuda law, a company's board of directors may not declare or pay dividends if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Issued share capital is the aggregate par value of our issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preference dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or preference shares.

        Variation of Rights.    If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% of the issued shares of that class; or (2) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum shall be two or more persons holding or representing by proxy one-third of the issued shares of the class. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking senior to common shares will not be deemed to vary the rights attached to common shares.

        Transfer of Shares.    Our board of directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares or preference shares may transfer the title to all or any of his common shares or his preference shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although, in the case of a fully paid share, our board of directors may accept the instrument signed only by the transferor. The board may also accept mechanically executed transfers. Share transfers may also be effected through our transfer agent and may be made electronically.

        Meetings of Shareholders.    Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings of the company. Our bye-laws provide that either the chairman or our board of directors may convene an annual general meeting or a special general meeting. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting; however, our bye-laws provide that the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, at least twenty-one days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to attend and vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the paid-up voting share capital.

        Any shareholder who wishes to propose business that may properly be moved by a shareholder at a general meeting (other than nomination of persons for election as directors) must give notice to us in writing in accordance with our bye-laws. The notice must be given not later than 120 days before the first anniversary of the date on which our proxy statement was distributed to shareholders in connection with our prior year's annual general meeting. If we did not hold an annual general meeting in the prior year or if the date of the annual general meeting has been changed by more than 30 days from the date contemplated in the prior year's proxy statement, the notice must be given before the later of 150 days prior to the contemplated date of the annual general meeting and the date which is ten days after the date of the first public announcement or other notification of the actual date of the annual general meeting. In the case of business to be proposed at a special general meeting, such notice must be given before the later of 120 days before the date of the special general meeting and the date which is ten days after the date of the first public announcement or other notification of the date of the special general meeting. The notice must include the matters set out in our bye-laws.

        Access to Books and Records and Dissemination of Information.    Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be laid before each annual general meeting. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981 of Bermuda (the "Companies Act"), establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection by members of the public without charge for not less than two hours in any business day. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

        Election and Removal of Directors.    Our bye-laws provide that our board may consist of between seven and 15 directors, the actual number to be determined by the board from time to time. Our board of directors currently consists of eleven directors. No more than two of our directors may be employed by us or by any other entity in our group. Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. However, our Corporate Governance Guidelines provide that no director having attained the age of 70 shall be nominated for re-election or re-appointment to our board.

        Only persons who are nominated in accordance with our bye-laws are eligible for election as directors. Any shareholder who wishes to nominate a person for election as a director must give notice to us in writing in accordance with our bye-laws. The notice must be given not later than 120 days before the first anniversary of the date on which our proxy statement was distributed to shareholders in connection with our prior year's annual general meeting. If we did not hold an annual general meeting in the prior year or if the date of the annual general meeting has been changed by more than 30 days from the date contemplated in the prior year's proxy statement, the notice must be given before the later of 150 days prior to the contemplated date of the annual general meeting and the date which is ten days after the date of the first public announcement or other notification of the actual date of the annual general meeting. In the case of any notice of a nomination of a person by a shareholder for election as a director at a special general meeting, such notice must be given before the later of 120 days before the date of the special general meeting and the date which is ten days after the date of the first public announcement or other notification of the date of the special general meeting. The notice must include the information set out in our bye-laws and, in addition, we may require any nominee to furnish such other information as we may reasonably require to determine the eligibility of such nominee to serve as a director.

        A director may be removed for cause by a majority of shareholder votes cast at a meeting at which a quorum is present, provided notice is given to the director of the shareholders' meeting convened to remove the director. A director may be removed without cause upon the affirmative vote of at least 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution, provided notice is given to the director of the shareholders' meeting convened to remove the director. The notice must contain a statement of the intention to remove the director and, if the removal is for cause, a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

        Our board of directors can fill any vacancy occurring as a result of the removal, resignation, insolvency, death or incapacity of a director. Our board of directors also can appoint persons to fill any newly created directorships, provided that such appointment requires the affirmative vote of not less than 66% of the directors then in office.

        Proceedings of Board of Directors.    Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals. There is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

        The remuneration of our directors is determined by our board of directors. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

        Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested, unless he or she is disqualified from voting by the chairman of the relevant board meeting. Under Bermuda law, a director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees' share scheme), unless shareholders holding 90% of the total voting rights have consented to the loan.

        Waiver of Claims by Shareholders; Indemnification of Directors and Officers.    Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that, in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts. Our bye-laws also indemnify our directors and officers and any person appointed to a committee by our board of directors in respect of their actions and omissions in relation to any of the affairs of Bunge Limited, except in respect of their fraud or dishonesty.

        Merger, Amalgamations and Business Combinations.    The merger or amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the merger or amalgamation agreement to be approved by the company's board of directors and by its shareholders. Such shareholder approval, unless the bye-laws otherwise provide, requires 75% of the shareholders voting at such meeting in respect of which the quorum shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company. Our bye-laws provide that a merger or amalgamation (other than with certain affiliated companies) that has been approved by our board must only be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum shall be two or more persons representing in person or by proxy more than one-half of the paid-up share capital carrying the right to vote. Any merger, amalgamation or other business combination (as defined in our bye-laws) not approved by our board must be approved by the holders of not less than 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

        Amendment of Memorandum of Association and Bye-Laws.    Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of the bye-laws relating to election of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and of at least 66% percent of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution, and, in the case of the bye-law relating to the removal of directors, the requisite affirmative votes are a simple majority of the directors then in office and at least 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution, and, in the case of the bye-laws relating to the issuance of shares or other securities or instruments, the requisite affirmative votes are a simple majority of the directors then in office and at least 66% of the shares voting.

        Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

        Appraisal Rights and Shareholder Suits.    Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder's shares may apply to a Bermuda court within one month of notice of the shareholders meeting to appraise the fair value of those shares.

        Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

        Capitalization of Profits and Reserves.    Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum credited to a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

        Registrar or Transfer Agent.    A register of holders of the common shares, the 4.875% cumulative convertible perpetual preference shares and the 5.125% cumulative mandatory convertible preference shares is, and of any other preference shares we may issue will be, maintained by Codan Services Limited in Bermuda, and a branch register is maintained in the United States by Mellon Investor Services L.L.C., which does and will serve as branch registrar and transfer agent for the common shares, the 4.875% cumulative convertible perpetual preference shares, the 5.125% cumulative mandatory convertible preference shares and any other preference shares we may issue.

        Untraced Shareholders.    Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for twelve years from the date when such monies became due for payment. In addition, we are entitled to cease sending checks or dividend warrants by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the shareholder's new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

        Certain Provisions of Bermuda Law.    We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or preference shares.

        The Bermuda Monetary Authority has given its consent for the issue and free transferability of our common shares and preference shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares or preference shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific consent of the Bermuda Monetary Authority.

        This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

        In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Registration Rights Agreements

        We have granted to the selling shareholders certain registration rights. See "Moema Group Transactions" for more information.

PLAN OF DISTRIBUTION

        The selling shareholders named in any prospectus supplement may, from time to time, sell any or all of our common shares received in the Exchange Transactions on any stock exchange, market or trading facility on which our common shares are traded or in private transactions. These sales may be at fixed or negotiated prices. We have been advised by the selling shareholders that they may use any one or more of the following methods when selling common shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange;

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  privately negotiated transactions;

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  short sales;

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  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

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  a combination of any such methods of sale; and

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  any other method permitted pursuant to applicable law.

        The selling shareholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. The aggregate proceeds to the selling shareholders from the sale of common shares offered by them will be the purchase price of the common shares less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept, and together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from the sale by the selling shareholders of the common shares.

        Under one or more agreements, we have granted the selling shareholders certain registration rights pertaining to the common shares received, or that will be received, by the selling shareholders in connection with the Exchange Transactions. The agreements provide for indemnification by Nova Ponte and us of the selling shareholders, and for indemnification by the selling shareholders of Nova Ponte, us and our respective directors, officers, affiliates and controlling persons, against specific liabilities in connection with the offer and sale of common shares, including liabilities under the Securities Act.

        We have agreed to maintain the effectiveness of this registration statement until the earlier of the date on which the common shares have been resold by the selling shareholders or may be sold by the selling shareholders without registration under the Securities Act or any other rule of similar effect, subject to the terms of the agreements.

        As the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

        In order to comply with applicable securities laws of some states, the common shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

        Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders

(or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of the common shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of common shares will be borne by the selling shareholders. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling shareholders and any broker-dealers or agents that are involved in selling the common shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the common shares. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their common shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of the common shares by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common shares, if required, we will file a supplement to this prospectus.

        Each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common shares by the selling shareholder or any such other person. Under Regulation M of the Exchange Act, any person engaged in the distribution of the common shares may not simultaneously engage in market-making activities with respect to the common shares for certain periods prior to the start of the distribution. The foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

        In certain circumstances, the selling shareholders also may transfer the common shares to certain permitted transferees, in which case such transferees will be the selling beneficial owners for purposes of this prospectus and may sell the common shares from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(7) or other applicable provision of the Securities Act, to include such transferees as selling shareholders under this prospectus.

        The common shares held by the selling shareholders are subject to certain restrictions contained in registration rights agreements as to the amount and timing of sales of common shares and, in certain circumstances, requirements to first offer such common shares back to us for repurchase.

        Banco Itaú Europa International serves as an escrow agent and holds the common shares on behalf of the selling shareholders for which it receives customary fees and reimbursement for expenses from the selling shareholders and us.

 LEGAL MATTERS

        The validity of the common shares of Bunge Limited to be sold by the selling shareholders under this prospectus and other legal matters relating to Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. James M. Macdonald, a partner of Conyers Dill & Pearman, serves as an assistant secretary of Bunge Limited. Certain other legal matters will be passed upon for us by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from Bunge Limited's Annual Report for the year ended December 31, 2008, included in a Current Report on Form 8-K dated June 4, 2009, and the effectiveness of Bunge Limited's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph referring to the adoptions of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, on January 1, 2009, Statement of Financial Accounting Standards No. 157, Fair Value Measurements, on January 1, 2008, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 , on January 1, 2007, and Statement of Financial Accounting Standards No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R), on December 31, 2006 and (2) express an unqualified opinion on the effectiveness of Bunge Limited's internal control over financial reporting). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.